Filed by Intercontinental Exchange, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Black Knight, Inc.

Commission File No.: 001-37394

Date: June 7, 2022

On June 6, 2022, Intercontinental Exchange, Inc. sent its employees a link to a video of remarks made by its Chair and Chief Executive Officer at the Bernstein 38th Annual Strategic Decisions Conference held on June 1, 2022. The following are excerpts from these remarks relating to its pending acquisition of Black Knight, Inc.:

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Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

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So, Jeff, I mean, there’s no other place to talk about here or to start here than, obviously, the mortgage business, particularly with the Black Knight deal. So, I would describe generally investors as running away from mortgage, given, rising rates and all the other pressures going on in the mortgage market. You seem to be doing the opposite of that. You’re doubling down on the mortgage business. Kind of what do you see that the market is missing here?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

It’s a good question. Well, first of all, the best time to buy a business is when others don’t see the vision and so part of it was just an opportunistic moment in time. Black Knight is a company that we followed and it traded at a multiple higher than our company and deservedly so. And for some reason, the market really pushed down their share price in the beginning of this year, even though we had conviction that they were going to be doing well in this environment. And so others that knew the company I think saw the opportunity and suddenly, there were a lot of inbounds to their management team on offers to do other things. And I think it got their board in a position where they started to think strategically about what would be the best thing for the industry, for their employees and shareholders. And it just allowed us to come together.

Their business, if you don’t know it, is largely servicing mortgages, which is levered to the total number of mortgages, which is largely levered to the number of homes and population. And given that there’s this big millennial bubble moving through the United States, we can see in our own data that any new home that is constructed is immediately purchased. It has nothing to do with mortgage rates or inflation or what have you. There is just a need for housing. The housing market has been underserved during COVID and with supply chain issues continues to be underserved and there’s a backlog of housing coming through that has a TAM for Black Knight that to a certain degree is countercyclical to what the market was thinking was going on inside that company. So, it meshes well with what we’ve been building really well and we think will allow a lot of cost to come out of the system for consumers that are going to be future mortgage buyers. And so we jumped on the opportunity.

I would just mention to you also that we were pretty versed at doing large M&A transactions and we could see headwinds ourselves in the market obviously. And so seven days after we announced the deal, we placed the debt for that deal. So, we were able to both refinance our legacy debt and put in the new debt, so that we got our own company in a really good position with the fact that the capital markets may change with changes in Fed policy. So, it was also a strategic timing to lock-in the – what we think is a return on investment and get our own balance sheet in a better position going forward.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

Okay. Would love to dig more into Black Knight, but can we just go back a little bit here? You obviously spent quite a bit to buy Ellie Mae couple of years ago. How has that business performed relative to your expectations? Maybe it’d have surprised you positive and negatively.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

It’s certainly exceeded our expectations in that – we’ve had this big refinance bubble that went through that was hard to predict, but put a lot of volume through the Ellie Mae system. So, it allowed us to actually really accelerate the integration of that company and pay down the debt well in advance of what we had planned, and we’re very diligent when we do M&A about the schedule on how we integrate and how we manage the capital structure. So, it massively accelerated this bubble that we caught.

And what was interesting though is and we’ve seen it in other markets which is it costs – now in the United States, it costs about $8,000 or so for a lender to manufacture a mortgage. And that happens whether the mortgage is a $60,000 mortgage or $1 million mortgage. There’s a certain fixed cost to manufacture a mortgage. It’s largely driven by the regulatory requirements that a lender has to meet, many of which were amplified in Dodd-Frank, but there’s also local and state regulation, so depending on where the home is located and if you’re a national lender and it just adds to the complexity of manufacturing a mortgage.

So anyway, one of the things that’s interesting is we’ve been automating a lot of that, and you would think that, boy, the market’s great. And these folks have automated this manufacturing process, it would become widely adopted. And the reality is when people are making money, even in the old fashioned way, it’s very hard to get people to change their workflow. And you actually need a downturn like we have now. And we saw this in 2008 and we saw it – and after the Enron collapsed, where you need some pressure on businesses to change their behavior.

And so, I was surprised at how wedded the mortgage market was to these analog processes. I don’t know if you realize that a mortgage in most states is still a required paper transaction with a wet signature, and the documents that go into manufacturing a mortgage are paper documents, and they all end up in a cardboard box with a barcode on them and go to a mini storage warehouse somewhere. And if there is a refinance or, God forbid, a foreclosure, somebody has to go and find that box if the documents present a wet signature to a court. And you can hardly imagine in this digital age where so much of what we do, ordering something online is so second nature now that the mortgage industry is still so box and paper based.

And so, I was surprised that how wedded the market is to that. We’ve done well. Our licensing revenue is double- digit growth, but you’d be amazed how many people say, I don’t need to upset the apple cart when times are good. So I’m kind of looking forward to a little pressure on that market because they really do need to start to automate.

We’ve gotten about 32, 33 states to change their laws to allow a complete digital market. And so a wet signature is no longer required for foreclosure. And the company we own called MERS is now authorized in most of those states to hold in custody a digital copy of the mortgage, and the digital copy can be presented to a court in a foreclosure and be respected through a bankruptcy process.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

Okay. So speaking of automation and technology, going to the Black Knight call, you seem to be talking about a lot around updating or modernizing Black Knight’s tech stack. Can you just talk more about that? What exactly is modernizing? And then maybe any examples of what you’ve done so far, what you’re planning to do with Ellie Mae’s technology and kind of how that can feed into the Black Knight conversation?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Sure. It’s interesting, Black Knight’s main platform is a mortgage servicing platform. So after a mortgage has been manufactured and underwritten, it may make its way into that platform, and there it will calculate your property taxes and association fees and send you your monthly statement and calculate whether or not you’re on time and et cetera. All that information about the consumer, in other words, the consumer’s performance after a mortgage has been written is inside that BlackRock – Black Knight system. And the person that wrote the mortgage may not have any – maybe sort of absolved from knowing how the actual mortgage performed. And so that’s because the data that is in one system is not talking to the other system. And our thesis is wouldn’t it be great if we could develop a manufacturing system that had all the tools in it for the – regulatory requirements built into it, so that you couldn’t fat finger or put the wrong data in.

And what if – when a consumer was buying a new home or refinancing an existing home, the data from the home that they last owned or currently owned could be pulled in to the new mortgage and that doesn’t happen now very easily. And so the technology that really the market has been asking for, both the customers and the regulators, is how can we get API calls into that data set and extract information out that can be used to look at the performance of the lenders, of the customers, and of the regulatory compliance and how can that get fed back into a loop, so that it overall collapses the risk and, i.e., the costs in manufacturing a mortgage.

So, the main thing Black Knight has started working on this, but they have a lot of installed on-premises systems that are in large lenders and that have been highly customized. And the real goal is to get APIs that are in all those and extract that data for the betterment of the regulator in the industry and put it back in a central place where it’s anonymized and made available to people, and that’s what we’ll do.

To answer the second part of your question, when we bought the New York Stock Exchange, it was a mess. We completely revamped the entire technology stack. We bought a company called Interactive Data that had 108, I think, mainframe computer installations. We ripped all that out and moved the whole thing into a data warehouse. We’re just in the business of taking legacy technology and moving it into common files that we can distribute, build it once and distribute it many times which is kind of what an exchange data platform looks like. And we’re really experts in database and distribution technology and that’s a bit of that magic that I think we’ll bring to the Black Knight team and help them move along.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

[indiscernible] data, how do you think about the opportunity to monetize that data and how should we think about the demand for that data? Is it replace an existing data provider; is it a completely new data sets, new analysis. How do you broadly think about both monetize-in and why a customer would want to buy that data?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yeah. The process of lending on a home – well, first of all, I think many of you here are broadly in financial services and the audience here. And isn’t it amazing that we can go on a shopping website and we can buy a completely consumable good? And as we’re checking out, something will pop up and say, would you like to buy now and pay later? Like, in other words, I can buy toothpaste, which I’m going to consume over the next few weeks, and somebody will extend me credit, right, and write that credit in real time. And you had a home which is attached to a foundation which has a legal address, which you can see from a Google satellite, which is part of Maslow’s hierarchy of needs, provides safety and shelter and will not be abandoned easily by the owner. We take about 60 days and they have 20% [ph] down. And so, there’s something wrong with the tech stack that we have in our society now where trivial things can be underwritten in real time and things that actually have collateral value and longevity take forever.

And so the answer to your question is that if you’re in a paper-based platform where – I mean you may fill out an application online, but then it’s printed out somewhere and somebody grabs a title report which comes through a PDF and somebody else grabs a flood report and I got to go to a credit agency and I’ve asked you to submit your W-2. And there’s all this data that’s coming in that’s all paper-based. It goes to PDF and back to paper and ends up ultimately in paper in a file. There’s no data sharing. And so you have the manufacturing process of a mortgage. The same data is collected different places. And if it doesn’t match, it creates an out case. And somebody’s got to go through and make it right and figure out what happens. And that is what goes on in that two- month process of writing a mortgage.

And so we believe that the number one thing we can do is put a common network and drive a data standard that eventually will be adopted by the entire industry. The industry has been trying to come up with data standards. But, as you know, industry groups – and we’re funding a lot of it, by the way, because we believe in this. But for an industry to coalesce around data standards when their competitive interest and what have you, it’s just we found in everything that we’ve ever built to go from the industry that goes from analog to digital. If we can take a critical mass and drive data standards and make it publicly available, then people will adopt it. Maybe extend it and do other things with it, but we’ll at least have the core.

So, the data is just to get everybody that’s in the process that already exists working from the same kind of information set, I think it can go much further over time. I think that the consumer debt market is – so, we’re building tools for the consumer debt market and the institutional debt market, i.e., the bond market and the consumer debt market, which is – the biggest piece of it is mortgage. And we’re building tools to calculate the basis risk between the benchmarks which we list and have businesses around to get that basis risk where we think there’s a lot of opportunity.

That data set we think can play into the secondary markets on how the market will price mortgages on the risk that the market can take out of that pricing process. And then also, it’s such a major transaction for a consumer. There’s just a lot of other people that a consumer might want around that transaction. Baby sitters, lawn care, movers, I mean, everyone that goes into your life decision to buy a new house to the extent the consumer is willing to make that data available, we think it would be highly desirable and would be having positive implications for the consumer. I also think government needs this data more than you think, because there’s – we have a lot of talk today about equity in our society and people making allegations about good or bad. And then, the reality is that you need the data to see whether some of these pieces are true or not true or defend your decision making. And I think regulators will be well interested in these kinds of data sets.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

Well, [indiscernible]. So speaking of secondary markets, Black Knight should help you develop your products and I think you have a couple of assets that are interesting, things like Optimal Blue. But maybe just talk about what a secondary market platform looks like, what’s your vision for that over the next couple years, maybe any way to sort of size how big that opportunity could be.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yeah, sure. So, as I mentioned, we didn’t just one day wake up and say we’d like to be in the mortgage business. We’re in the interest rate business. We run all kinds of interest rate products on our exchanges in the secondary markets that are used for hedging, and we could see the imperfection between the benchmarks and the consumer in the case of mortgage or the corporation in the case of bonds. And we’ve been working in that white space between the two to build better hedging tools. That’s what this is all about. And oddly, in the case of mortgage, we had to build out the cash market in order to be able to make a better derivatives market.

And so, we have, for example, launched a new index called the Rate Lock future which is the daily – right now, it is a daily rate at which mortgages are locked. We can see that on our origination platform. Until we launched that, a lot of people were working in 60-day or 90-day arrears on what the actual mortgage rates were. And so, we’re publishing that daily and we’re about to launch our futures contract.

There’s a time between when the wholesale market – so, the wholesale markets have these things they call conduit lenders and they’ll say to the – ultimate – the primary lender said, give me your next 100 mortgages just as fast as you can in serial order, I want the next 100. Sort of without knowledge of the credit, without a lot of knowledge, they just start doing numbers. And they’ll say you have so many days to write those mortgages and give me those mortgages, and I – in exchange for that, I’ll lock this rate for you. And as I mentioned, it takes almost two months now to manufacture a mortgage. So, there’s a risk between when the customer has their rate agreed and when the capital markets actually see that mortgage. And that’s being hedged right now with the current products that are largely US Treasuries. So, there’s a basis difference between the credit worthiness of the US government and the credit worthiness of a consumer. And they may move in lockstep until things go sideways, in which case, the consumer credit may go down and the government’s credit may go up in the sense that there’s a flight to own US Treasuries in times of stress.

So, calculating that basis differences is what we think that this rate lock future will accelerate and we’ll get closer to the time. And so, it’s new for the industry. It’s something that they haven’t done before. We published the index for a while now to get them used to it. Now, we’re going to launch a contract that they can actually hedge. And the interesting feedback we’re getting is people would like that in real time and which we can certainly do at a company like ours with the systems we have, can certainly publish real time indices. We do thousands of them. But their industry hasn’t yet time stamped. You can’t do something in real time where unless the workflow has you– if somebody does a mortgage in the morning and then submits it in paper in the afternoon, somebody else is digital in the morning, the time stamps are all off. So, we’re saying to the industry, work with us on real-time underwriting and time stamping and we can then give you this information in real time and we can continue to take the risk out of it.

I think there are a lot of other products. Black Knight, as you mentioned, has a secondary market platform which it’ll be a while before we would get to that because I think the other opportunities are so good. But as we build out those capital markets and risk management tools around the interest rate complex, I mean we own LIBOR and we own many of the global interest rate benchmarks. And we can create those better basis differences and accelerate the real-time nature and then we’ll list those products for trading. That’s the vision we have long term.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

It’s such an interesting product and it’s one that seems intuitively to make a lot of sense. So my question is almost like was it the customers that came to you with this idea or did you – have you been wanting to sell it to them because I wonder what folks had been doing in the past? Was it LIBOR they used to hedge?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Right.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

This opens up an opportunity for you.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Right. Well, we don’t have an R&D department and what we do have is a pretty flat organization and a distributed management team that works collaboratively together so that we share a lot of information. And so honestly, we started – I think I had the first meeting on this in 2006 or 2007. And then we had the financial crisis which slowed things down and then we were able to buy MERS in probably 2009 maybe or 2010, which is the Mortgage Electronic Registry Service. Then we started building out the ecosystem from there. So, it’s been a long time plan. It’s not something that just happened one night. But we’ve always been opportunistic. Everything we’ve ever bought has been opportunistic in terms of meeting our return on invested capital calibrations and normally, that means there has to be some change in the market where we see something that others don’t.

And so, the Black Knight – I think many of you and maybe many of your colleagues have asked me for years, do you want to be in the servicing business and I always said, I don’t think so, because – what I was really saying is we can’t afford to be in it. It’s a hard thing to organically build given everything else we have going on. It’s something that we get to way down the road. But when the opportunity falls in your lap, we’re the kind to do that.

I didn’t start ICE because I one day said, I’m going to go do this. The opportunity kind of came. I was living in California. I was running another company that I had started. And this thing kind of came and it was in Atlanta and I thought, who the heck would ever want to live in Georgia. And I mean – but in life, it was like, well, you know, that’s kind of an interesting opportunity and you got to seize it. So, I tell you that just because the DNA of making your own luck and being in right place and being prepared when things come along and acting on them has been in the calculation of this company since we started it. And I think those that may have owned Black Knight that sold it made a mistake because it was up 9% in the first quarter when volumes were down 40%. In other words, I think people miscalculated the correlation to hit the interest rate market.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

Speaking of deals, when you think about your vision of the mortgage market, anything else missing that you’ve got to go buy in the next few years, buy Zillow or something like that? How do you think about what’s missing here?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

[indiscernible] think we should be buying houses with an algorithm. By the way, we like to provide data for people that have algorithms, that’s actually part of our thesis as there will be others with algorithms. No, we don’t have to buy anything. It’s more of – we’re in a luxurious position to be a global company with wide distribution and a good reputation and a very good core business that we’ve built to really be kind of an all- weather business. And we had the best quarter ever last quarter, and the fourth quarter before that was the best fourth quarter we ever had in our history. And you can see our – the data we publish on a routine basis, we’re doing really well. So, we’re in the business of helping people manage risk. And when there is risk in the world, we tend to do well. And so, we don’t have to do anything. It’s more of being in a position in life that if the right thing came along and it’s additive to your mission that you can act on it and the market has over time given us permission to do that. And we’re pretty disciplined in what we do.

And so, we don’t have to do anything, but we always keep our eye open. To be more truthful about it, we meet every two weeks: inside my company we have a team, meet every two weeks. We go through, you know, what others are doing, what competitors are doing, what companies may be available, what bankers are telling us may happen, you know, where we are in our own roadmap, and what our return on invested capital looks like, what our capital costs are, what the benefit of buying back stock versus raising the dividend. Like, we have a disciplined process two – every two weeks. And so, it’s not like when an opportunity presents itself, we – you know, we have to be startled.

We, you know, announced Black Knight. We placed $8 billion worth of bonds within a week. Okay? That was: organize the bond issuance, bring the banks in for due diligence, have the rating agencies come in and rerate us, figure out what we’re going to do with the outstanding debt, test the market and place them. Seven day – our bankers told us, like, we’ve never seen that ever. But, you know, that was part of being prepared to seize opportunity.

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Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

And you guys have had some troubles in the past, right? Like you couldn’t get the [indiscernible] deal done.

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Yeah.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

So, why – how are you confident that you can actually get Black Knight across the line? There is some skepticism around concentration risk, et cetera. So, just curious on what gives you confidence that this really gets through?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Well, we – we worry about that, too. And I’m sure the regulators and people are going to look at this – you know, think about those things deeply as well. But what we did is we said to ourselves, before we do a major transaction, we better be pretty sure. So, we told the Black Knight team, we weren’t prepared to go ahead with the deal unless we would – had absolute confidence that you know, this was lawful and legal and in the best interests of the industry. So, we got them to agree to create a clean room. They hired a third party. We hired a third party. We put all of the information – competitive information we could think of into that clean room, asked them for their competitive information. And they had their party, we had our party go through everything independently and give us a view on what – where they thought overlaps might be and how the market would view this, how regulators would view it, what’s lawful.

And both parties came back and then told us that they thought this was imminently doable, that there was very little of any overlap, that it was perfectly lawful and it was good for the consumer and good for the industry. And so, it gave us a lot of confidence. So we’ve done a lot of that work already ourselves before we even announced the deal.

Again, we were prepared. We’re always – we understand, having been through good and bad situations, we’ve – are knowledgeable and have a really strong team and we’re able to show the other side a tremendous amount of data: board minutes, presentations, proposals we had made to other customers, outcomes of various deals, all went into that clean room.

I don’t know – from a competitive standpoint, I don’t know what’s in that because we had third parties analyze it and we still, you know, don’t have approval, so we – there’s no gun jumping going on here. But we took a lot of confidence in the people we hired to really rip it apart.

Christian Bolu

Analyst, Sanford C. Bernstein & Co. LLC

Do you think the consumer benefit aspect is helpful here? I think everyone intuitively understands that if you can make the mortgage market more – you know, more digitized, that benefits everyone. Does that help at all in that argument with the [ph] antitrust guys or no?

Jeffrey Craig Sprecher

Chair & Chief Executive Officer, Intercontinental Exchange, Inc.

Well, it’s – you know, just to me as a manager, you have to step back and say, yes, the US regulator, is the goal to protect the largest lenders. They worry that the largest lenders can’t figure out how to buy and acquire software and build lending systems and consumer engagement, or are they worried that the largest lenders aren’t making, you know, lower cost mortgages available to consumers?

And, you know, we’re a large financial services company as it is. And the large lenders and financial services players, including many of you in the room here, have multiple touch points to us across multiple different asset classes. And the notion that somehow we can get away with something with large financial services companies that don’t have the ability to put pressure on us from a competitive standpoint is laughable.

I really do believe, this is about the consumer. And I think a large part of the cost in that space is government saying, we want lenders to do and comply with certain things. There are regulations that were put on, many of which after the last financial crisis. But they also expect that, you know, lenders are going to do that cheaply and efficiently and with data integrity and with honesty in terms of how they consider those loans. And that can only happen with more interoperability and better data.

Right now, a lender can – and they do: they buy whatever they need a la carte, and there are dozens and dozens of things that – we have 1,400 vendors on our loan network providing various services to manufacture that loan. And, you know, the notion that there isn’t competition and that big, you know, lenders that have market share and even the fintech startups there really do innovative things that they need help is – we just don’t see it. And we don’t see it in the data either when we print in the clean room.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Rule 175 promulgated thereunder, and Section 21E of the Securities Exchange Act of 1934, as amended, and Rule 3b-6 promulgated thereunder, which involve inherent risks and uncertainties. Any statements about Black Knight, Inc’s (“BKI”) or Intercontinental Exchange, Inc’s (“ICE”) plans, objectives, expectations, strategies, beliefs, or future performance or events constitute forward-looking statements. Such statements are identified as those that include words or phrases such as “believes,” “expects,” “anticipates,” “plans,” “trend,” “objective,” “continue,” or similar expressions or future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “may,” or similar expressions. Forward-looking statements involve known and unknown risks, uncertainties, assumptions, estimates, and other important factors that change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements. Such forward-looking statements include but are not limited to statements about the benefits of the proposed acquisition of BKI by ICE (the “Transaction”), including future financial and operating results, BKI’s or ICE’s plans, objectives, expectations and intentions, the expected timing of completion of the Transaction, the expected form and timing of debt financing to fund the Transaction and other statements that are not historical facts.

These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those projected. In addition to factors previously disclosed in BKI’s and ICE’s reports filed with the U.S. Securities and Exchange Commission (the “SEC”) and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: the occurrence of any event, change, or other circumstance that could give rise to the right of BKI or ICE to terminate the definitive merger agreement governing the terms and conditions of the Transaction; the outcome of any legal proceedings that may be instituted against BKI or ICE; the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect BKI or ICE or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic, political and market conditions, interest and exchange rates, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which BKI and ICE operate; the ability to promptly and effectively integrate the businesses of BKI with those of ICE; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of BKI’s or ICE’s customers, employees or other business partners, including those resulting from the announcement or completion of the Transaction; the diversion of management’s attention and time from ongoing business operations and opportunities on merger-related matters; ICE’s ability to complete the contemplated debt financing on a timely basis, on favorable terms or at all; and the impact of the global COVID-19 pandemic on BKI’s or ICE’s businesses, the ability to complete the Transaction or any of the other foregoing risks.

These factors are not necessarily all of the factors that could cause BKI’s or ICE’s actual results, performance, or achievements to differ materially from those expressed in or implied by any of the forward-looking statements. Other unknown or unpredictable factors also could harm BKI’s or ICE’s results.

All forward-looking statements attributable to BKI or ICE, or persons acting on BKI’s or ICE’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and BKI and ICE do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If BKI or ICE update one or more forward-looking statements, no inference should be drawn that BKI or ICE will make additional updates with respect to those or other forward-looking statements. Further information regarding BKI, ICE and factors which could affect the forward-looking statements contained herein can be found in BKI’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC, and in ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and its other filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, ICE will file with the SEC a Registration Statement on Form S-4 to register the shares of ICE common stock to be issued in connection with the Transaction. The Registration Statement will include a proxy statement of BKI that also constitutes a prospectus of ICE. The definitive proxy statement/prospectus will be sent to the stockholders of BKI seeking their approval of the Transaction and other related matters.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING BKI, ICE, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by BKI or ICE through the website maintained by the SEC at http://www.sec.gov or from BKI at its website, www.blackknightinc.com, or from ICE at its website, www.theice.com. Documents filed with the SEC by BKI will be available free of charge by accessing BKI’s website at www.blackknightinc.com under the tab “Investors” and then under the heading “Financials – SEC Filings” or, alternatively, by directing a request by mail or telephone to Black Knight, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Investor Relations, (904) 854-5100, and documents filed with the SEC by ICE will be available free of charge by accessing ICE’s website at www.ice.com and following the link for “Investor Relations” or, alternatively, by directing a request by mail or telephone to Intercontinental Exchange, Inc., 5660 New Northside Drive, Third Floor, Atlanta, Georgia 30328, Attention: Investor Relations, (770) 857-4700, or by email to investors@ice.com.

PARTICIPANTS IN THE SOLICITATION

BKI, ICE, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of BKI in connection with the Transaction under the rules of the SEC. Information about the interests of the directors and executive officers of BKI and ICE and other persons who may be deemed to be participants in the solicitation of stockholders of BKI in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus related to the Transaction, which will be filed with the SEC. Additional information about BKI, the directors and executive officers of BKI and their ownership of BKI common stock is also set forth in the definitive proxy statement for BKI’s 2022 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 28, 2022, and other documents subsequently filed by BKI with the SEC. Additional information about ICE, the directors and executive officers of ICE and their ownership of ICE common stock can also be found in ICE’s definitive proxy statement in connection with its 2022 Annual Meeting of Stockholders, as filed with the SEC on March 25, 2022, and other documents subsequently filed by ICE with the SEC. Free copies of these documents may be obtained as described above.

NO OFFER OR SOLICITATION

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.